UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras about nomination of board member by minority shareholders

—

Rio de Janeiro, March 18, 2021 - Petróleo Brasileiro S.A. – Petrobras, pursuant to CIRCULAR LETTER/CVM/SEP/No.01/2021, reports that it has received the nomination of candidate Pedro Rodrigues Galvão de Medeiros for the Board of Directors, in case multiple voting process is adopted. Board of Directors election will take place at the Extraordinary General Meeting of April 12, 2021.

The candidate was nominated by the asset managers Absolute Gestão de Investimentos, AZ Quest Investimentos, Kapitalo Investimentos, Moat Capital, Navi Capital, Oceana Investimentos and Solana Gestora de Recursos.

Below is an excerpt of the candidate's CV received by the company.

“Pedro Medeiros has over 17 years’ experience in capital markets. Co-Founding partner of asset management Atalaya Capital. Latin American Research Director for Citigroup by 2010-2020 and of UBS and Pactual investment banks by 2005-2010. Pedro was consistently elected amongst the top-3 investment analysts in Latin America for the last ten years, ranked first in the Institutional Investor and Starmine surveys. Mr. Medeiros is an observer of Petrobras and its mains subsidiaries since 2007, has acted in multiple capital market transactions for corporates in commodities, healthcare, infrastructure and industrial sectors, amongst them the initial public offer and subsequent privatization of BR Distribuidora. Pedro has an Industrial Engineering degree from UFRJ and the Ohio State University.”

Independent director according to the criteria provided for in Article 18, paragraph 5 of the company's Bylaws.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 18, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer